Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated May 2, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

02033137

This Report on Form 6-K contains the following release issued by Statoil ASA in April 2002:–
"Statoil's election committee".

16.04.02 08:13 **STL** **STATOIL`S ELECTION COMMITTEE**

(OSE: STL, NYSE: STO) Leif Terje Løddesøl has been asked to stand for election as chairman of Statoil`s board of directors. He is therefore withdrawing from his position as member and chairman of the election committee in Statoil.

Jens Ulltveit-Moe, who is a member of the election committee, will take over as chairman of the election committee, on the request of Ole Lund, chairman of Statoil`s board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Dated: 2/5/2002

By: [signature]
Name: [redacted] A. JACOBSEN
Title: SENIOR VP, GROUP FINANCE (ACTING CFO)